USA VIDEO INTERACTIVE CORP.

January 10th, 2005



05005332

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ald
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release January 10, 2005

Contact USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
e-mail: info@usvo.com

APPOINTMENT OF NEW DIRECTOR

(Vancouver, BC – January 10, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), wishes to announce the appointment of Rowland Perkins, as a director. Mr. Perkins is the President and a director of eBackup Inc., a Calgary based company which provides customers with full back up, archiving, data management and restoration of electronic data by hard-wired or wireless internet or dedicated Virtual Private Network access to its computers and systems.

USVO also announces that pursuant to its 2001 Stock Option Plan, the company has granted a stock option to Mr. Perkins to purchase up to an aggregate of 150,000 shares at any time on or before January 10, 2007, at an exercise price of $0.35 Cdn. ($0.29 US) per share. The stock options and any shares acquired upon exercise of the stock options shall be subject to the required four month hold period pursuant to the policies of the TSX Venture Exchange.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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